FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December 2006	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

FOR IMMEDIATE RELEASE

Coca-Cola FEMSA and The Coca-Cola Company
Agree to Acquire Jugos del Valle

Mexico City, Mexico, December 19, 2006.

Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA”) and The Coca-Cola Company (NYSE: KO) announced today an agreement with the controlling shareholders of Jugos del Valle, S.A.B. de C.V. (BMV: VALLEB) (“Jugos del Valle”) to conduct a public tender offer in Mexico of up to 100% of the outstanding public shares of Jugos del Valle for approximately US$380 million in cash. The price assumes a total aggregate value of US$470 millon and that Jugos del Valle has approximately US$90 million in net debt. The final price to be paid will be based on the actual level of debt, net working capital and other liabilities on the date the tender offer is launched. The tender offer will be launched once regulatory approvals have been obtained.

The transaction will increase greatly the Coca-Cola system’s presence in the fast-growing non-carbonated beverage segment in Latin America, and offers the potential for significant synergies. Jugos del Valle is the second largest producer of packaged juices, nectars and fruit flavored beverages in Mexico, the largest producer in Brazil, and has presence in other Latin American markets. Jugos del Valle generated approximately US$440 million in total revenues for the 12-month period ended September 30th 2006.

Coca-Cola FEMSA and The Coca-Cola Company plan to create a new jointly owned entity to acquire the Jugos del Valle shares. Both parties anticipate inviting, as soon as possible after completing the acquisition, the rest of the Coca-Cola bottler system in Mexico to participate in the Mexican operations of this joint venture, and the rest of the Coca-Cola bottler system in Brazil to participate in the Brazilian operations. Such participation would be under the same basic terms and conditions pursuant to which Coca-Cola FEMSA and The Coca-Cola Company have agreed to the transaction.

“This joint venture represents a formidable platform to further develop our non-carbonated business, in a segment that is growing three times faster than other non-alcoholic beverages. Working together with The Coca-Cola Company and the rest of the Coca-Cola bottling system in Mexico and Brazil, we are unlocking new value-creation opportunities and developing a competitive portfolio of beverages,” stated Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA.

José Octavio Reyes, President of The Coca-Cola Company Latin America added, “As agreed with Coca-Cola FEMSA, this new acquisition will be integrated into a go-to-market strategy that will benefit our bottlers in the regions where Jugos del Valle is present. By working with our bottlers, we intend to maximize the growth value of the acquisition.”

The transaction is subject to certain conditions, including required regulatory approvals.

For Further Information:

Coca-Cola FEMSA	The Coca-Cola Company
Mexico	Atlanta
Alfredo Fernández	Dana Bolden
alfredo.fernandez@kof.com.mx	+1 (404) 676-2683
(5255) 5081-5120 / 5121

Julieta Naranjo	Mexico
julieta.naranjo@kof.com.mx	Adriana Valladares
(5255) 5081-5148	(5255) 5262-2605

Brazil
Marco Simoes
(5521) 2559-1159

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA. For more information about Coca-Cola FEMSA, please visit our website at www.coca-colafemsa.com.

The Coca-Cola Company is the world's largest beverage company. Along with Coca-Cola, recognized as the world's most valuable brand, the Company markets four of the world's top five soft drink brands, including Diet Coke, Fanta and Sprite, and a wide range of other beverages, including diet and light soft drinks, waters, juices and juice drinks, teas, coffees, energy and sports drinks. Through the world's largest beverage distribution system, consumers in more than 200 countries enjoy the Company's beverages at a rate exceeding 1.3 billion servings each day. For more information about The Coca-Cola Company, please visit our website at www.thecoca-colacompany.com.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: December 19 , 2006	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer